

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Mark A. Parkey
Chief Executive Officer and President
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, TN

> **Re: J. Alexander's Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2019**
> **Filed March 13, 2020**
> **File No. 1-37473**

Dear Mr. Parkey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Jessica L. Hagler, Chief Financial Officer